UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

December 30, 2025

(date of earliest event reported)

For

HOUSE HACK, INC.

A Wyoming Corporation	I.R.S. E.I.N.

88-3438856

8164 Platinum Street
Ventura, CA 93004

IR@HouseHack.com

(805) 888-0846

Item 9. Other Events

On December 30, 2025, the Board of Directors of House Hack, Inc. (the "Company") approved the "First Amendment to the House Hack, Inc. 2025 Nonstatutory Stock Option Plan and Certain Award Agreements" (the "Amendment") and adopted resolutions regarding a material shift in revenue composition.

On December 17, 2025, the Company previously reported the adoption of the House Hack, Inc. 2025 Nonstatutory Stock Option Plan (the “Plan”).

Executive Summary

The Board has amended the Plan, which remains a performance & incentive-based, nonstatutory stock option plan. The core mechanics, a 5-year service cliff and aggressive performance hurdles, remain intact.

1. ZERO REALIZABLE VALUE TODAY: The options granted pursuant to the Plan are unvested and unexercisable. Holders of options cannot exercise or realize value from these options as of the grant date because they are unvested.

2. 5-YEAR SERVICE CLIFF: The Plan was amended to clarify that granted options, which require an option holder to complete five (5) years of Continuous Service (the “Service Cliff”), may vest in the event of death, disability, or a Change in Control, as further described in the Plan and award agreements.

3. REVENUE DEFINITION UPDATE (AI/HYBRID MODEL) To accurately reflect the Company's strategic shift to a hybrid real estate/software model, the definition of "Annual Recurring Revenue" (ARR) for valuation purposes has been updated to include annualized subscription revenue and imputed values for "Lifetime" or "Perpetual" license holders. As previously reported, one of the hurdles for vesting of stock options is the Company Stock Price Target. If the Company’s Common Stock is not listed on the Nasdaq stock exchange (or other national securities exchange on which the Shares are then listed), then the Company Stock Price shall mean the sum of the software, licensing, & AI valuation, determined as twenty (20) times the Company’s ARR, and an amount equal to two (2) times the real estate book value, divided by the total number of outstanding shares, as determined by the Company’s Compensation Committee.

4. LEAD DEVELOPER ALLOCATION To retain and incentivize its lead developer, the Company is granting options via the same 7-tranche vesting schedule.

Update to Definition of Annual Recurring Revenue

Beginning the week of November 24, 2025 ('Black Friday'), the Company commenced full-scale licensing of its 'ReinvestAI' platform. Revenue from subscriptions has become a material component to Company operations, marking a strategic shift to a hybrid real estate/software model. To accurately reflect the enterprise value of this software business for the Plan's performance targets, the Board approved an amendment to the definition of Annual Recurring Revenue (“ARR"). Management anticipates AI-driven licensing will represent an increasing percentage of gross revenue in fiscal year 2026.

For Plan valuation purposes, ARR shall now include: (i) recurring subscription revenue, annualized, plus (ii) for each "Lifetime" or "Perpetual" license holder who remains an "Active User" (accessed the product within the trailing 90 days), an imputed annual amount equal to the Company's Annual Subscription Price. For purposes of this definition, “Active User” means a user who has accessed the Company’s educational products, app, or web portal at least once within the trailing ninety (90) days, and “Annual Subscription Price” means the average annualized subscription price actually paid by users during the trailing ninety (90) days, net of discounts/coupons and refunds/chargebacks, but before payment processing fees and taxes, as determined in good faith by the Administrator based on the Company’s books and records. ARR is used solely for plan-valuation/performance conditions, not GAAP earnings.

Update to Vesting (Service Cliff Exceptions)

The Board authorized management to update prior disclosures regarding the Plan's Service Cliff. The Company clarifies that the only exceptions to the five-year Service Cliff are (i) death, (ii) Disability, or (iii) a Change in Control.

The Amendment establishes a "Constructive Valuation" mechanism for valuation in the event of death or Disability. In the event of an Option-holder's death or Disability, the Company Stock Price shall be calculated as of the date immediately preceding the death or Disability. If a formal valuation has not occurred within thirty (30) days prior to the death or Disability, the Plan Administrator will perform a valuation using the standard formula as described in the Award Agreement without regard to any diminution in value attributed to the loss of the Option-holder’s services. Any tranches earned based on this valuation vest immediately, and the Service Cliff is waived solely for those earned tranches.

Further, the Company may issue options to independent consultants and contractors who provide services to the Company. The Company has sole discretion to determine what constitutes "Continuous Service" for independent consultants and contractors.

Grant of Options to Lead Developer

To retain key technical talent, the Board approved the grant of 6,720,786 stock options to Spencer Thomason (Lead Developer). This grant carries the same 5-year Service Cliff and performance-based vesting schedule as the December 17, 2025 grants. The options are issued from the Plan's existing unallocated reserve and do not increase the Plan's overall share reserve.

The following table discloses the grant of options to Spencer Thomason:

Tranche	Shares of Common Stock	Company Stock Price Target	Valuation Threshold
Tranche 1	126,584	$2.37	$200,000,000.00
Tranche 2	300,000	$4.00	$400,000,000.00
Tranche 3	539,730	$6.76	$800,000,000.00
Tranche 4	840,630	$11.42	$1,600,000,000.00
Tranche 5	1,243,522	$19.30	$3,200,000,000.00
Tranche 6	1,765,620	$32.62	$6,400,000,000.00
Tranche 7	1,904,700	$55.12	$10,000,000,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

House Hack, Inc.

(Exact name of issuer as specified in its charter)

By: /s/ Kevin Paffrath

Chief Executive Officer and President

Chairman of the Board of Directors

January 5, 2026